Exhibit 21.1

Subsidiaries of the Registrant

The following are wholly-owned subsidiaries of the registrant, Masimo Corporation, a Delaware corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Masimo Americas, Inc.	Delaware
Masimo Japan Corporation	Japan
Masimo Europe Ltd.	England and Wales
SpO2.com, Inc.	Delaware
Masimo Canada ULC	Nova Scotia
Masimo Australia Pty Ltd	Australia
Masimo Importacao e Distribuicao de Produtos Medicos Ltda.	Brazil
Masimo China Medical Technology Co., Ltd.	China
Masimo Hong Kong Limited	Hong Kong
Masimo Holdings LLC	Delaware
Masimo Holdings LP	Cayman
Masimo International Technologies SARL	Switzerland
Masimo International SARL	Switzerland
Masimo International Holdings	Cayman
Masimo Mexico, S.A. de C.V.	Mexico
Masimo de Mexico Holdings I LLC	Delaware
Masimo de Mexico Holdings II LLC	Delaware
Masimo Asia Pacific PTE. Ltd.	Singapore
Masimo Öesterreich GmbH	Austria
Matrix Acquisition, Inc.	Delaware